===============================================================================


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 43)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000


===============================================================================

                                SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 12. Exhibits.

(a)(5)(OO) Forms of ProxyGrams sent to shareholders of Willamette
           Industries, Inc.

(a)(5)(PP) Forms of revised ProxyGrams sent to shareholders of
           Willamette Industries, Inc.

                                 SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                  COMPANY HOLDINGS, INC.,

                                     by

                                       /s/ STEVEN R. ROGEL
                                       ---------------------------
                                       Name:  Steven R. Rogel
                                       Title: President


                                  WEYERHAEUSER COMPANY,

                                     by

                                       /s/ STEVEN R. ROGEL
                                       --------------------------
                                       Name:  Steven R. Rogel
                                       Title: President and Chief
                                              Executive Officer


          Dated: May 31, 2001

                               Exhibit Index



Exhibit                         Description

(a)(5)(OO)        Forms of ProxyGrams sent to shareholders of Willamette
                  Industries, Inc.

(a)(5)(PP) Forms of revised ProxyGrams sent to shareholders of Willamette Industries, Inc.

                                                         Exhibit (a)(5)(OO)

PROXYGRAM SERVICE
32-00 SKILLMAN AVENUE
LONG ISLAND CITY, NY 11101

[Return Address]

CONFIDENTIAL IDENTIFICATION NUMBER: [CIN]
Your identification number is confidential. It is to assure the operator of your identity.
May 30, 2001

Dear Willamette Shareholder:

                             BREAK THE LOGJAM!

The Willamette Annual Meeting is less than a week away and we believe the future value of your investment hangs in the balance. We urge you to vote TODAY to elect the Weyerhaeuser nominees, who are committed to maximizing the value of your investment in Willamette.

                   WILLAMETTE BOARD REFUSES TO NEGOTIATE

For more than two years, Weyerhaeuser has sought a dialogue with Willamette to discuss a transaction that would yield Willamette shareholders a significant premium for their shares. Nonetheless, Willamette continues to refuse to negotiate, despite the fact that Weyerhaeuser has clearly stated its willingness to increase its offer to above $50 per share.

We believe that, by refusing to discuss an increased price, Willamette has made it crystal clear that it is not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

                   VOTE TODAY TO PROTECT YOUR INVESTMENT

If the Weyerhaeuser nominees are not elected, we will withdraw our offer since it will take at least two more years, until the 2003 annual meeting, to effect a transaction not approved by the current Willamette board. We believe that Willamette's market price currently reflects Weyerhaeuser's premium offer and that, absent the offer, that price could be subject to significant downside risk. Ask yourself, "at what price will Willamette trade if Weyerhaeuser goes away?"

                      TAKE CONTROL OF YOUR INVESTMENT

Since time is short and your vote critical, we have established a method which will enable you to vote by toll-free proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, Innisfree M&A Incorporated, toll-free at 877-750-5838.

Thank you for your support.

Steven R. Rogel
Chairman, President and Chief Executive Officer
WEYERHAEUSER COMPANY

      TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY
                     ARE AVAILABLE TO ASSIST YOU NOW!!!

                                INSTRUCTIONS

1.  Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to [ID No.], Willamette Industries, Inc. in opposition to
    Weyerhaeuser Company.

3.  State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

4. State your Confidential Identification Number and Number of Shares as shown below:

          Confidential Identification Number: [CIN]

          Number of Shares:  [NumShares]


5. Give the operator your voting preferences, using the proxy text below.

              PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS OF
                        WILLAMETTE INDUSTRIES, INC.

       THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY AND
                           COMPANY HOLDINGS, INC.

     The undersigned hereby appoints Robert A. Dowdy and Claire S. Grace and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), which the undersigned is entitled to vote at the 2001 Annual Meeting of the Company's shareholders or at any adjournments, postponements or reschedulings thereof or at any special meeting called in lieu thereof (the "2001 Annual Meeting") as follows:

1. To elect as Class A Directors for a term of three years the nominees listed below:

       Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe

     (  ) FOR all nominees        (  ) WITHHOLD authority for all
                                       nominees

INSTRUCTIONS: (FOR all nominees listed above, except vote withheld from the following nominee(s), give that nominee(s) name to the operator.)

WEYERHAEUSER STRONGLY RECOMMENDS A VOTE FOR ALL NOMINEES.

2.   To adopt the Board Declassification Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

3.   To adopt the Compensation Committee Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

4. In their discretion, the proxies are authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE FOR ITEM 1, THIS PROXY WILL BE VOTED "FOR" ITEM 1. IF NO DIRECTION IS MADE FOR ITEMS 2 OR 3, THIS PROXY WILL ABSTAIN FROM VOTING IN RESPECT OF THOSE ITEMS.

     The undersigned hereby acknowledges receipt of the Proxy Statement dated February 9, 2001 and the Supplement dated March 23, 2001, of Weyerhaeuser Company and Company Holdings, Inc. relating to the 2001 Annual Meeting. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter hereof and confirms all that the proxies may lawfully do by virtue hereof.

Please give name to the operator exactly as name appears hereon. When shares are held jointly, signatures should include both names. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please give full corporate name of the President or other authorized officer. If a partnership, please give the partnership name of the authorized person.

                           IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

PROXY SERVICES
51 MERCEDES WAY
EDGEWOOD, NY  11717

[Return Address]

                                                               May 30, 2001

Dear Willamette Shareholder:

                             BREAK THE LOGJAM!

The Willamette Annual Meeting is less than a week away and we believe the future value of your investment hangs in the balance. We urge you to vote TODAY to elect the Weyerhaeuser nominees, who are committed to maximizing the value of your investment in Willamette.

                   WILLAMETTE BOARD REFUSES TO NEGOTIATE

For more than two years, Weyerhaeuser has sought a dialogue with Willamette to discuss a transaction that would yield Willamette shareholders a significant premium for their shares. Nonetheless, Willamette continues to refuse to negotiate, despite the fact that Weyerhaeuser has clearly stated its willingness to increase its offer to above $50 per share.

We believe that, by refusing to discuss an increased price, Willamette has made it crystal clear that it is not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

                   VOTE TODAY TO PROTECT YOUR INVESTMENT

If the Weyerhaeuser nominees are not elected, we will withdraw our offer since it will take at least two more years, until the 2003 annual meeting, to effect a transaction not approved by the current Willamette board. We believe that Willamette's market price currently reflects Weyerhaeuser's premium offer and that, absent the offer, that price could be subject to significant downside risk. Ask yourself, "at what price will Willamette trade if Weyerhaeuser goes away?"

                      TAKE CONTROL OF YOUR INVESTMENT

Since time is short and your vote critical, we have established a method which will enable you to vote by toll-free proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, Innisfree M&A Incorporated, toll-free at 877-750-5838.

Thank you for your support.

Steven R. Rogel
Chairman, President and Chief Executive Officer
WEYERHAEUSER COMPANY

     TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY
                    ARE AVAILABLE TO ASSIST YOU NOW!!!

                                INSTRUCTIONS

1.   Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to [ID No.], Willamette Industries, Inc. in opposition to Weyerhaeuser Company.

3.   State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

                   Name:              [NA.1]
                   Broker:            [Broker]
                   Control Number:    [ControlNum]
                   Number of Shares:  [NumShares]

5.   Give the operator your voting preferences, using the proxy text below.

              PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS OF
                        WILLAMETTE INDUSTRIES, INC.

       THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY AND
                           COMPANY HOLDINGS, INC.

     The undersigned hereby appoints Robert A. Dowdy and Claire S. Grace and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), which the undersigned is entitled to vote at the 2001 Annual Meeting of the Company's shareholders or at any adjournments, postponements or reschedulings thereof or at any special meeting called in lieu thereof (the "2001 Annual Meeting") as follows:

1. To elect as Class A Directors for a term of three years the nominees listed below:

          Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe

     (  ) FOR all nominees        (  ) WITHHOLD authority for all
                                       nominees

INSTRUCTIONS: (FOR all nominees listed above, except vote withheld from the following nominee(s), give that nominee(s) name to the operator.)

WEYERHAEUSER STRONGLY RECOMMENDS A VOTE FOR ALL NOMINEES.

2.   To adopt the Board Declassification Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

3.   To adopt the Compensation Committee Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

4. In their discretion, the proxies are authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE FOR ITEM 1, THIS PROXY WILL BE VOTED "FOR" ITEM 1. IF NO DIRECTION IS MADE FOR ITEMS 2 OR 3, THIS PROXY WILL ABSTAIN FROM VOTING IN RESPECT OF THOSE ITEMS.

     The undersigned hereby acknowledges receipt of the Proxy Statement dated February 9, 2001 and the Supplement dated March 23, 2001, of Weyerhaeuser Company and Company Holdings, Inc. relating to the 2001 Annual Meeting. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter hereof and confirms all that the proxies may lawfully do by virtue hereof.

Please give name to the operator exactly as name appears hereon. When shares are held jointly, signatures should include both names. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please give full corporate name of the President or other authorized officer. If a partnership, please give the partnership name of the authorized person.

                           IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

                                                         Exhibit (a)(5)(PP)


PROXYGRAM SERVICE
32-00 SKILLMAN AVENUE
LONG ISLAND CITY, NY 11101

[Return Address]

CONFIDENTIAL IDENTIFICATION NUMBER: [CIN]
Your identification number is confidential. It is to assure the operator of your identity.

          THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY
                          AND COMPANY HOLDINGS, INC.


                                                                  May 31, 2001

Dear Willamette Shareholder:

                             BREAK THE LOGJAM!

The Willamette Annual Meeting is less than a week away and we believe the future value of your investment hangs in the balance. We urge you to vote TODAY to elect the Weyerhaeuser nominees, who are committed to maximizing the value of your investment in Willamette.

                   WILLAMETTE BOARD REFUSES TO NEGOTIATE

For more than two years, Weyerhaeuser has sought a dialogue with Willamette to discuss a transaction that would yield Willamette shareholders a significant premium for their shares. Nonetheless, Willamette continues to refuse to negotiate, despite the fact that Weyerhaeuser has clearly stated its willingness to increase its offer to above $50 per share.

We believe that, by refusing to discuss an increased price, Willamette has made it crystal clear that it is not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

                   VOTE TODAY TO PROTECT YOUR INVESTMENT

If the Weyerhaeuser nominees are not elected, we will withdraw our offer since it will take at least two more years, until the 2003 annual meeting, to effect a transaction not approved by the current Willamette board. We believe that Willamette's market price currently reflects Weyerhaeuser's premium offer and that, absent the offer, that price could be subject to significant downside risk. Ask yourself, "at what price will Willamette trade if Weyerhaeuser goes away?"

                      TAKE CONTROL OF YOUR INVESTMENT

Since time is short and your vote critical, we have established a method which will enable you to vote by toll-free proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, Innisfree M&A Incorporated, toll-free at 877-750-5838.

Thank you for your support.

Steven R. Rogel
Chairman, President and Chief Executive Officer
WEYERHAEUSER COMPANY

     TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF WEYERHAEUSER AND
                 WILLAMETTE ARE AVAILABLE TO ASSIST YOU NOW!!!

                                INSTRUCTIONS

1.  Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to [ID No.]. (Note: This ProxyGram supersedes the ProxyGram dated May 30, 2001, which cannot be used to vote your shares due to a typographical error.)

3.  State your name, address and telephone number.

4. State your Confidential Identification Number and Number of Shares as shown below:

          Confidential Identification Number: [CIN]

          Number of Shares:  [NumShares]


5. Give the operator your voting preferences, using the proxy text below.

              PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS OF
                        WILLAMETTE INDUSTRIES, INC.

       THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY AND
                           COMPANY HOLDINGS, INC.

     The undersigned hereby appoints Robert A. Dowdy and Claire S. Grace and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), which the undersigned is entitled to vote at the 2001 Annual Meeting of the Company's shareholders or at any adjournments, postponements or reschedulings thereof or at any special meeting called in lieu thereof (the "2001 Annual Meeting") as follows:

1. To elect as Class A Directors for a term of three years the nominees listed below:

       Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe

     (  ) FOR all nominees        (  ) WITHHOLD authority for all
                                       nominees

     ( ) FOR all nominees listed above, except vote withheld from the nominee(s) whose name(s) you provide to the operator.

WEYERHAEUSER STRONGLY RECOMMENDS A VOTE FOR ALL NOMINEES.

2.   To adopt the Board Declassification Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

3.   To adopt the Compensation Committee Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

4. In their discretion, the proxies are authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE FOR ITEM 1, THIS PROXY WILL BE VOTED "FOR" ITEM 1. IF NO DIRECTION IS MADE FOR ITEMS 2 OR 3, THIS PROXY WILL ABSTAIN FROM VOTING IN RESPECT OF THOSE ITEMS.

     The undersigned hereby acknowledges receipt of the Proxy Statement dated February 9, 2001 and the Supplement dated March 23, 2001, of Weyerhaeuser Company and Company Holdings, Inc. relating to the 2001 Annual Meeting. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter hereof and confirms all that the proxies may lawfully do by virtue hereof.

Please give name to the operator exactly as name appears hereon. When shares are held jointly, signatures should include both names. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please give full corporate name of the President or other authorized officer. If a partnership, please give the partnership name of the authorized person.

                           IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

PROXY SERVICES
51 MERCEDES WAY
EDGEWOOD, NY  11717

[Return Address]

          THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY
                          AND COMPANY HOLDINGS, INC.

                                                               May 31, 2001

Dear Willamette Shareholder:

                             BREAK THE LOGJAM!

The Willamette Annual Meeting is less than a week away and we believe the future value of your investment hangs in the balance. We urge you to vote TODAY to elect the Weyerhaeuser nominees, who are committed to maximizing the value of your investment in Willamette.

                   WILLAMETTE BOARD REFUSES TO NEGOTIATE

For more than two years, Weyerhaeuser has sought a dialogue with Willamette to discuss a transaction that would yield Willamette shareholders a significant premium for their shares. Nonetheless, Willamette continues to refuse to negotiate, despite the fact that Weyerhaeuser has clearly stated its willingness to increase its offer to above $50 per share.

We believe that, by refusing to discuss an increased price, Willamette has made it crystal clear that it is not for sale at any price. The only way to break this logjam is to elect the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting.

                   VOTE TODAY TO PROTECT YOUR INVESTMENT

If the Weyerhaeuser nominees are not elected, we will withdraw our offer since it will take at least two more years, until the 2003 annual meeting, to effect a transaction not approved by the current Willamette board. We believe that Willamette's market price currently reflects Weyerhaeuser's premium offer and that, absent the offer, that price could be subject to significant downside risk. Ask yourself, "at what price will Willamette trade if Weyerhaeuser goes away?"

                      TAKE CONTROL OF YOUR INVESTMENT

Since time is short and your vote critical, we have established a method which will enable you to vote by toll-free proxygram. Please take a few minutes of your time to follow the simple steps listed below.

If you have any questions or need assistance in the last-minute voting of your shares, please call our proxy solicitors, Innisfree M&A Incorporated, toll-free at 877-750-5838.

Thank you for your support.

Steven R. Rogel
Chairman, President and Chief Executive Officer
WEYERHAEUSER COMPANY


     TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF WEYERHAEUSER AND
                 WILLAMETTE ARE AVAILABLE TO ASSIST YOU NOW!!!

                                INSTRUCTIONS

1.   Call Toll-Free 1-877-880-9547, anytime, day or night.

2. Tell the operator that you wish to send a collect ProxyGram to [ID No.]. (Note: This ProxyGram supersedes the ProxyGram dated May 30, 2001, which cannot be used to vote your shares due to a typographical error.)

3.   State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

                   Name:              [NA.1]
                   Broker:            [Broker]
                   Control Number:    [ControlNum]
                   Number of Shares:  [NumShares]

5.   Give the operator your voting preferences, using the proxy text below.

              PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS OF
                        WILLAMETTE INDUSTRIES, INC.

       THIS PROXY IS SOLICITED ON BEHALF OF WEYERHAEUSER COMPANY AND
                           COMPANY HOLDINGS, INC.

     The undersigned hereby appoints Robert A. Dowdy and Claire S. Grace and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), which the undersigned is entitled to vote at the 2001 Annual Meeting of the Company's shareholders or at any adjournments, postponements or reschedulings thereof or at any special meeting called in lieu thereof (the "2001 Annual Meeting") as follows:

1. To elect as Class A Directors for a term of three years the nominees listed below:

          Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe

     (  ) FOR all nominees        (  ) WITHHOLD authority for all
                                       nominees

     ( ) FOR all nominees listed above, except vote withheld from the nominee(s) whose names you provide to the operator.

WEYERHAEUSER STRONGLY RECOMMENDS A VOTE FOR ALL NOMINEES.

2.   To adopt the Board Declassification Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

3.   To adopt the Compensation Committee Proposal

     (  ) FOR                 (  ) AGAINST              (  ) ABSTAIN

Weyerhaeuser makes no recommendation as to how Shareholders should vote on this proposal.

4. In their discretion, the proxies are authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE FOR ITEM 1, THIS PROXY WILL BE VOTED "FOR" ITEM 1. IF NO DIRECTION IS MADE FOR ITEMS 2 OR 3, THIS PROXY WILL ABSTAIN FROM VOTING IN RESPECT OF THOSE ITEMS.

     The undersigned hereby acknowledges receipt of the Proxy Statement dated February 9, 2001 and the Supplement dated March 23, 2001, of Weyerhaeuser Company and Company Holdings, Inc. relating to the 2001 Annual Meeting. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter hereof and confirms all that the proxies may lawfully do by virtue hereof.

Please give name to the operator exactly as name appears hereon. When shares are held jointly, signatures should include both names. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please give full corporate name of the President or other authorized officer. If a partnership, please give the partnership name of the authorized person.

                           IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.